UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

NAVISTAR INTERNATIONAL CORPORATION

Delaware	1-9618	36-3359573
(State or other jurisdiction of incorporation or organization)	(commission file number)	(IRS Employer Identification No.)

2701 Navistar Drive, Lisle, Illinois	60532
(Address of principal executive offices)	(zip code)

Richard C. Tarapchak

Senior Vice President and Corporate Controller (331) 332-5000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Navistar’s policy with respect to the sourcing of 3TG (as defined below) can be found at the bottom right portion of the sustainability page of the Navistar website, http://www.navistar.com/navistar/whoweare/sustainability.

In accordance with our policy, Navistar has concluded in good faith that during the 2013 calendar year, Navistar has manufactured and contracted to manufacture certain products containing cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tungsten, and tantalum (collectively with gold, “3TG”), and has determined that these minerals are necessary to the functionality or production of such products. Navistar’s products containing such minerals are those identified in the Conflict Minerals Report filed as Exhibit 2.01 hereto with respect to its North America Truck, North America Parts and Global Operations business segments.

For the 2013 calendar year, Navistar undertook a Reasonable Country of Origin Inquiry (RCOI) focused on the North American Truck operating segment, which included the following efforts:

•	We undertook a risk-based applicability assessment of our products, parts and suppliers to determine which of our applicable North American Truck direct suppliers to survey about the presence and country of origin of necessary 3TG in parts supplied to Navistar.

•	We sent a notification to the applicable suppliers informing them about the SEC final Rule and requesting they complete a conflict minerals survey using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals Reporting Template.

We surveyed 125 suppliers of the North America Truck operating sector as of April 21, 2014. This population represents over 70% of the segment’s supplier related expenditures for our most recent full fiscal year. Based on our initial and follow-up efforts, we received responses from 72% of those surveyed.

Based on these initial survey results, Navistar was unable to determine the origin of 3TG in all our North American Truck segment products and therefore cannot exclude the possibility that some 3TG in such products may have originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap resources for the 2013 calendar year.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report are posted to a publically available Internet site at the bottom right portion of the sustainability page of the Navistar website, http://www.navistar.com/navistar/whoweare/sustainability.

Item 1.02	Exhibit

The Conflict Minerals Report is attached as Exhibit 1.02.

Section 2 - Exhibits

Item 2.01	Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 30, 2014	/s/ Richard C. Tarapchak
	Name:	Richard C. Tarapchak

	Title:	Senior Vice President and Corporate Controller